                                            This filing is made pursuant to
                                            Rule 424(b)(5) under the Securities
                                            Act of 1933 in connection with
                                            Registration No. 333-16799


     INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION PURSUANT TO RULE 424 UNDER THE SECURITIES ACT OF 1933. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                               DATED JULY 3, 1997

PRELIMINARY PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 15, 1997)

                                2,000,000 SHARES

                      THORNBURG MORTGAGE ASSET CORPORATION

                                  COMMON STOCK

[THORNBURG LOGO]
                            ------------------------

     All shares of Common Stock offered hereby are being sold by Thornburg Mortgage Asset Corporation (the "Company"). The Common Stock is quoted on the New York Stock Exchange (the "NYSE") under the symbol "TMA." On July 2, 1997, the last reported sales price of the Common Stock as reported by the NYSE was $21.88 per share. See "Price Range of Common Stock and Dividends."

     SEE "RISK FACTORS" STARTING ON PAGE S-12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

====================================================================================================
                                                 Price to         Underwriting       Proceeds to
                                                  Public          Discount (1)       Company (2)
----------------------------------------------------------------------------------------------------
Per Share..................................         $                  $                  $
----------------------------------------------------------------------------------------------------
Total......................................         $                  $                  $
----------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option (3)................         $                  $                  $
====================================================================================================

(1) See "Underwriting."

(2) Before deducting expenses estimated at $       , which are payable by the
    Company.

(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 300,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to its right to reject any orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about July
     , 1997.
                            ------------------------

PAINEWEBBER INCORPORATED                  FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                            ------------------------

           The date of this Prospectus Supplement is July     , 1997

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS AND PURCHASES IN THE OPEN MARKET, OVER-ALLOTMENTS AND SYNDICATE SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               -------------------

         CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE RELATED PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND
SECTION 21E OF THE EXCHANGE ACT, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVES THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" IN THIS PROSPECTUS SUPPLEMENT CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and the financial statements (including notes thereto) appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Unless otherwise indicated, the information contained in this Prospectus Supplement assumes that the Underwriters' over-allotment will not be exercised.

                                   THE COMPANY

         Thornburg Mortgage Asset Corporation (the "Company") is a special purpose financial institution that primarily invests in adjustable-rate mortgage ("ARM") securities thereby indirectly providing capital to the single-family residential housing market. ARM securities represent interests in pools of adjustable-rate mortgage loans, which often include guarantees or other credit enhancements against losses from loan defaults. While the Company is not a bank or savings and loan, its business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. The Company utilizes its equity capital and borrowed funds to invest in ARM securities and seeks to generate income based on the difference between the yield on its ARM securities portfolio and the cost of its borrowings. The corporate structure of the Company differs from most lending institutions in that the Company is organized for tax purposes as a real estate investment trust ("REIT") and, therefore, generally passes through substantially all of its earnings to shareholders without paying federal or state income tax at the corporate level.

INVESTMENT STRATEGY

         Since beginning operations, the Company has acquired its ARM securities in the secondary market from investment banking firms, mortgage originators and mortgage conduits. The Company believes that acquiring already-existing ARM securities and ARM loans through multiple sources in the secondary market is more cost-effective than investing the capital and resources necessary to compete in the cyclical business of originating new ARM loans. By acquiring ARM securities or ARM loans in the secondary market, the Company is able to operate profitably on narrower net interest margins and with less risk than would generally be true for traditional lending institutions with higher levels of operating expenses. The Company believes that its business strategy offers several advantages over traditional lending institutions, including:

         o reduced risk of credit loss due to 99.7% of the Company's entire ARM securities portfolio being at least Investment Grade (as defined below) as of March 31, 1997;

         o reduced overhead expenses because the Company does not operate a deposit gathering network and loan origination system;

         o prudent utilization of leverage through the maintenance of an equity-to-assets ratio of between 8% and 10%, when measured on a historical cost basis; and

         o as a result of its REIT status, the general elimination of income taxes at the corporate level.

         The Company has established relationships with mortgage originators who are originating and, in certain cases, securitizing ARM loans for the Company's investment portfolio, based on the Company's specific pricing and underwriting criteria. The Company also has begun to acquire existing pools of ARM loans for future securitization. Acquiring ARM securities or ARM loans for future securitization is expected to benefit the Company by providing: (i) additional sources of new whole-pool ARM assets; (ii) greater control over the types of ARM loans originated; (iii) the ability to acquire such ARM loans at lower prices, so that the amount of the premium to be amortized will be reduced in the event of prepayment; and (iv) potentially higher yielding investments in its portfolio. See "Investment Guidelines."

         The Company does not invest in collateralized mortgage obligation ("CMO") residuals or REMIC residuals and therefore, the income distributed by the Company does not create unrelated business taxable income or excess inclusion income for tax exempt investors. Accordingly, the Company is designed to be a mortgage REIT whose shares are eligible for purchase by tax exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and Individual Retirement Accounts ("IRAs"). This will continue to be true should the Company begin acquiring ARM loans for securitization.

INVESTMENT GUIDELINES

         The Company's strategy is to invest at least 70% of its assets in ARM securities that are either issued or guaranteed by an agency of the U.S. Government or are rated within one of the two highest ratings categories by either Standard and Poor's Corporation ("S&P") or Moody's Investor Services, Inc. ("Moody's") (collectively the "Rating Agencies"), or are of equivalent credit quality as determined by the Manager (as defined below) and approved by the Company's Board of Directors ("High Quality" assets). The Company's ARM securities portfolio can consist of pass-through certificates, multi-class pass-through certificates, CMOs or other short-term investments that either mature within one year or have an interest rate that reprices within one year. As of March 31, 1997, approximately 95.3% of the Company's ARM securities were High Quality assets.

         The remainder of the Company's ARM portfolio can consist of assets that include single-family ARM loans (which are unrated and acquired for the purpose of creating ARM securities consistent with the Company's objective of minimizing credit risk), or pass-through certificates and CMOs backed by loans on single-family, multi-family, commercial or other real estate related properties that are rated at the time of purchase at least Investment Grade by one of the Rating Agencies or are determined to be of equivalent credit quality as determined by the Manager and approved by the Company's Board of Directors ("Other Investment" assets). Investment Grade generally means a security rating of BBB or Baa or better by S&P or Moody's, respectively. In order to minimize the higher level of credit and liquidity risk of Other Investment assets, the Company limits its investments in these securities and attempts to diversify its portfolio of Other Investment assets. As of March 31, 1997, approximately 4.7% of the Company's total ARM securities were Other Investment assets.

         While Other Investment assets have a greater degree of credit and liquidity risk, the Company believes that, on balance, there are several benefits to be derived from investments in Other Investment assets. First, the Company believes that the Other Investment assets it acquires will have higher total returns than other investment opportunities at the time of the acquisition. Second, the Company seeks to benefit from potential future credit rating upgrades on its Other Investment assets as the more senior classes of these securities pay off, or as a result of the appreciation of underlying real estate values. As the mortgages prepay, the underlying credit enhancement obtained with respect to the more junior classes of ARM securities may increase as a percentage of the remaining balance. As the credit enhancement increases, the more junior classes of ARM securities may become eligible for upgrade. Also, appreciating real estate values typically help minimize losses on the ARM securities so that over time the delinquency and loss experience can be better than had been assumed initially by the Rating Agencies. Since inception, the Company has benefited from credit upgrades, as approximately $178 million of its investments have been upgraded while approximately $16 million have been downgraded. After a security has been upgraded, particularly if the upgrade is from an Other Investment asset to a High Quality asset, the Company benefits in several ways: (i) the proceeds received from borrowing against such security is increased; (ii) the financing rate declines; (iii) the value of the security increases; (iv) the net interest margin increases; and (v) the return on equity improves.

         Another potential benefit to shareholders arising out of investments in Other Investment assets is related to the Company's ability to purchase ARM loans for investment, with the intention of using a portion of the Company's capital to facilitate securitizing them into rated securities that meet the Company's investment guidelines. The Company intends to acquire and securitize these ARM loans for its own investment portfolio as opposed to acquiring ARM loans for resale. While the Company has yet to undertake any securitization activities of this type, it continues to evaluate opportunities in this sector of the market. In order to facilitate its securitization efforts, in certain instances the Company may pledge collateral and assume the credit risk for up to approximately 3% of the original principal balance of the securitized ARM loans.

DESCRIPTION OF ASSETS

         As of March 31, 1997, the Company held total assets of $3.274 billion, $3.218 billion of which consisted of ARM securities. The following table presents a schedule of ARM securities owned by the Company at March 31, 1997 and December 31, 1996, and classified as either High Quality or Other Investment assets and further classified as: (i) either assets issued by an agency of the U.S. Government or privately issued (generally publicly registered ARM securities); and (ii) assets classified according to the applicable rating categories as determined by the Rating Agencies.

                   ARM SECURITIES BY ISSUER AND CREDIT RATING
                             (dollars in thousands)

                                                                   Assets Held as of                 Assets Held as of
                                                                    March 31, 1997                   December 31, 1996
                                                            ----------------------------      -----------------------------
                                                             Carrying       Percentage of      Carrying       Percentage of
                                                               Value         Portfolio          Value           Portfolio
                                                            ----------      -------------     ----------      -------------
HIGH QUALITY:
     FHLMC/FNMA..........................................   $1,956,986            60.8%       $1,474,842            54.1%
     Privately Issued:
          AAA/Aaa Rating.................................      262,962             8.2           260,031             9.5
          AA/Aa Rating...................................      847,394            26.3           862,727            31.6
                                                            ----------           -----        ----------           -----
              Total Privately Issued.....................    1,110,356            34.5         1,122,758            41.1
                                                            ----------           -----        ----------           -----

              Total High Quality.........................    3,067,342            95.3         2,597,600            95.2
                                                            ----------           -----        ----------           -----

OTHER INVESTMENT:
     Privately Issued:
          A Rating.......................................      127,051             4.0           106,531             3.9
          BBB/Baa Rating.................................       13,808             0.4            14,017             0.5
          BB/Ba Rating...................................        9,420             0.3             9,727             0.4
                                                            ----------           -----        ----------           -----
              Total Other Investment.....................      150,279             4.7           130,275             4.8
                                                            ----------           -----        ----------           -----

              Total ARM Securities.......................   $3,217,621           100.0%       $2,727,875           100.0%
                                                            ==========           =====        ==========           =====

         As of March 31, 1997, the Company had reduced the cost basis of its ARM securities due to potential future credit losses in the amount of $1,162,000, including a provision for credit losses of $190,000 recorded during the quarter ended March 31, 1997. During the first quarter of 1997, the Company incurred actual credit losses of $18,000 on one senior class of a multi-class pass-through security that is secured by single family loans. However, it is possible that these losses will be reimbursed at some future date if future deposits to a reserve fund credit enhancement account exceed future loss experience. Although the Company limits its exposure to credit losses by acquiring primarily securities that are rated AA or better, the Company also invests in Other Investments (currently less than 5% of the Company's total assets) that generally have a higher yield than securities rated AA or better, but are more likely to experience credit losses from time to time. The Company believes that the total return on the Other Investments purchased by the Company provides a yield that is commensurate with the added credit exposure. even after taking into account the possibility of future credit losses on a portion of such loans. The Company's analysis of losses on loans underlying certain ARM securities owned by the Company relative to the remaining credit support protecting the Company from credit losses indicates that there is the possibility of future losses. At this time, the Company is providing for potential future losses on two securities that have an aggregate carrying value of $14.7 million, which is less than 0.4% of the Company's total portfolio of ARM securities. Both of these securities are performing and have varying degrees of remaining credit support that mitigate the Company's exposure to potential future credit losses.

         The following table classifies the Company's portfolio of ARM securities by type of interest rate index.

                             ARM SECURITIES BY INDEX
                             (dollars in thousands)

                                                      March 31, 1997             December 31, 1996
                                              -----------------------------   -----------------------
                                                 Carrying        Portfolio     Carrying     Portfolio
                                                  Value             Mix          Value         Mix
                                               -----------       ---------     ----------   ---------
INDEX:
   One-month LIBOR .........................    $   10,902          0.3%       $   10,646       0.4%
   Six-month LIBOR .........................     1,219,121         37.9         1,252,884      45.9
   Six-month Certificate of Deposit ........        70,027          2.2            69,348       2.6
   Six-month Constant Maturity Treasury ....        44,840          1.4             8,841       0.3
   One-year Constant Maturity Treasury .....     1,645,794         51.1         1,238,892      45.4
   11th District Cost of Funds .............       226,937          7.1           147,264       5.4
                                                ----------        -----        ----------     -----
                                                $3,217,621        100.0%       $2,727,875     100.0%
                                                ==========        =====        ==========     =====

FUNDING

         The Company finances its portfolio of ARM securities primarily through a form of borrowings known as reverse repurchase agreements. In a reverse repurchase agreement transaction, the Company agrees to sell an ARM security and simultaneously agrees to repurchase the same ARM security one to six months later at a higher price with the price differential representing the interest expense. These transactions constitute collateralized borrowings for the Company, based on the market value of the Company's assets. The Company's reverse repurchase borrowing rate approximates the LIBOR, with maturities generally ranging from one to six months. As of March 31, 1997, the Company had incurred total reverse repurchase borrowings of $2.936 billion with an average term to repricing of 99 days (which includes the effect of interest rate swaps). As of March 31, 1997, the Company had incurred total borrowings of $2.949 billion, with an average term to repricing of 103 days (which includes the effect of interest rate swaps) and a weighted average remaining term to maturity of 3.8 months.

         As of March 31, 1997, $1.261 billion of the Company's borrowings were variable-rate term reverse repurchase agreements, representing 43% of total reverse repurchase agreements. Variable-rate term repurchase agreements are borrowing agreements that are contractually committed for periods of three months to two years and have at least one repricing during the term. The interest rates of these term reverse repurchase agreements are indexed to either the one, three or six-month LIBOR and reprice accordingly.

         By utilizing the Company's ARM securities as collateral to borrow funds, the Company is able to purchase additional ARM securities or ARM loans such that its equity-to-assets ratio, when measured on a historical cost basis, is approximately 9%, and as an operating policy shall in no event be less than 8%, when measured on a historical cost basis. This ratio of equity-to-assets is greater than the levels of most other financial institutions who are engaged in mortgage lending, including most commercial banks, savings and loans, FNMA and FHLMC.

         The Company has borrowing arrangements with twenty-two different financial institutions consisting primarily of large investment banking firms and commercial banks. At March 31, 1997, the Company had borrowed funds under reverse repurchase agreements with fourteen of these firms. Because the Company borrows money based on the fair value of its ARM securities (as determined by the Company and its lenders) and because increases in short-term interest rates can negatively impact the valuation of ARM securities, the Company's borrowing ability could be limited, and lenders may initiate margin calls in the event of increases in short-term interest rates. Additionally, certain of the Company's ARM securities (currently approximately 5%) are rated less than AA or Aa by the Rating Agencies, have less liquidity and are more difficult to value than ARM securities that are rated AA, Aa, or higher. Certain other ARM securities which are rated AA or Aa, or higher by the Rating Agencies derive their credit rating based on a mortgage pool insurer's rating. As a result of (i) changes in interest rates, (ii) a downgrade of an ARM security due to poor credit performance, or (iii) a downgrade of a mortgage pool insurer, the Company may find it difficult to borrow against certain assets and, therefore, in difficult market environments, may be required to sell certain ARM securities in order to maintain liquidity. If required, these sales could be made at prices lower than the carrying value of the assets, which would result in losses to the Company. Since the Company's inception, which includes a period in 1994 in which the value of the Company's ARM securities declined dramatically, the Company has never been required to sell assets to meet its borrowing obligations.

HEDGING STRATEGY

         The Company makes use of hedging strategies to protect its borrowing costs from exceeding the maximum lifetime rate cap on its ARM securities. ARM securities are generally subject to periodic and lifetime or maximum interest rate caps. Generally, the Company hedges risks associated with the lifetime or maximum interest rate caps, but not the risks associated with periodic caps because the Company believes that the cost of hedging periodic caps is expensive relative to the potential benefits, and because, over time, the interest rate on its ARM securities will adjust to a spread over the then current financing rates. However, when borrowing costs reach a point where they exceed a mortgage's lifetime rate cap, the only way to re-establish a spread over financing rates would be for borrowing costs to decline. The Company reduces the risk associated with the lifetime caps by purchasing interest rate cap agreements, which function like insurance policies that pay the Company when market interest rates exceed a contractually specified interest rate level. For example, at March 31, 1997, the Company had purchased interest rate cap agreements with a notional balance of $2.538 billion and a weighted average remaining maturity of 2.9 years. Pursuant to the terms of these agreements, the Company will receive cash payments if the three-month or six-month LIBOR index increases above certain specified levels which range from 7.50% to 13.00% and average 10.17%. This compares to a range of lifetime interest rate caps on the Company's ARM securities from 9.28% to 16.34% with an average of approximately 11.60%. The fair market value of these interest rate cap agreements also tends to increase when general market interest rates increase, and decrease when market interest rates decrease, thereby helping to partially offset changes in the market value of the Company's ARM securities resulting from changes in interest rates.

         As of March 31, 1997, the Company had entered into eight interest rate swap agreements having an aggregate notional balance of $1.040 billion and a weighted average remaining term of 6.0 months. In accordance with these agreements, the Company will pay a fixed rate of interest during the term of these agreements and receive a payment that varies monthly with the one-month LIBOR rate. As a result of entering into these agreements, the Company has reduced the interest rate variability of its cost to finance its ARM securities portfolio by increasing the average period until the next repricing of its borrowings from 44 days to 103 days.

EFFECTS OF INTEREST RATE CHANGES

         Changes in interest rates impact the Company's earnings in various ways. While the Company only invests in ARM assets, rising short-term interest rates may temporarily negatively affect the Company's earnings; and, conversely, falling short-term interest rates may temporarily increase the Company's earnings. This impact can occur for several reasons and may be mitigated by portfolio prepayment activity as discussed below. First, the Company's borrowings will react to changes in interest rates sooner than the Company's ARM securities because the weighted average next re-pricing date of the borrowings is usually a shorter time period. Second, interest rates on ARM loans are generally limited to an increase of either 1% or 2% per adjustment period (commonly referred to as the periodic cap) and the Company's borrowings do not have similar limitations. The periodic cap only affects the Company's earnings when the interest rate indices move by more than 1% per six-month period or 2% per year. Third, the Company's ARM securities lag changes in the indices due to the notice period provided to ARM borrowers when the interest rate on their loan is scheduled to change.

         The rate of prepayment on the Company's mortgage securities may decrease if interest rates rise, or if the difference between long-term and short-term interest rates increases. Decreased prepayments would cause the Company to reduce its amortization of the premiums paid for its mortgage securities, resulting in an increased yield on its mortgage securities. Therefore, in rising interest rate environments when prepayments are generally declining, not only would the interest rate on the ARM securities portfolio increase to re-establish a spread over the higher interest rate but the yield would also rise due to slower prepayments. The combined effect could significantly mitigate other negative effects that rising short-term interest rates might have on earnings.

         Conversely, the rate of prepayment on the Company's ARM securities may increase if interest rates decline, or if the difference between long-term and short-term interest rates diminishes. Increased prepayments would cause the Company to amortize the premiums paid for its ARM securities faster than otherwise, resulting in a reduced yield on its mortgage securities. Additionally, to the extent proceeds of prepayments cannot be reinvested at an interest rate spread at least equal to the spread previously earned on such ARM securities, the Company's earnings may be adversely affected.

         Lastly, because the Company only invests in ARM assets and approximately 9% of such mortgage assets are purchased with shareholders' equity, the Company's earnings over time will tend to increase following periods when short-term interest rates have risen and decrease following periods when short-term interest rates have declined. This is because the financed portion of the Company's portfolio of ARM securities will, over time, reprice to a spread over the Company's cost of money while the portion of the Company's portfolio of ARM securities that is purchased with shareholders' equity will generally have a higher yield in a higher interest rate environment and a lower yield in a lower interest rate environment.

         Changes in interest rates also affect the fair value of the Company's ARM securities and certain liabilities. In general, when interest rates rise the Company's ARM securities will likely decrease in value initially, and then recover a portion of their value as their interest rate coupons adjust to market interest rates, but may not recover all of the decline in value because the adjusted interest rate coupons will be closer to the life time caps on the ARM securities. Because the Company borrows funds based on the fair value of its ARM securities, the Company's borrowing ability could be adversely affected as a result of a significant increase in short-term interest rates. A substantial decrease in the fair value of the Company's ARM securities could require the Company to sell assets in order to maintain liquidity. Additionally, when interest rates rise, the Company's hedging instruments and other borrowings will likely increase in value. When interest rates decline, the Company will likely experience a converse impact on the fair market value of its ARM securities and certain liabilities. Changes in interest rates have little if any effect on the fair value of the Company's cash, cash equivalents or reverse repurchase agreement due to the short term nature of these financial instruments.

REIT STATUS

         As of March 31, 1997, the Company calculates its Qualified REIT Assets, as defined in the Code, to be 99.3% of its total assets, as compared to the federal tax requirement that at least 75% of its total assets must be Qualified REIT Assets. The Company also calculates that 99.6% of its 1997 first quarter revenue qualifies for the 75% source of income test and 100% qualifies for the 95% source of income test under the REIT rules. Furthermore, the Company's revenues for the first quarter of 1997, subject to the 30% income limitation under the REIT rules amounted to 0.01% of total revenue. The Company also met all REIT requirements regarding the ownership of its common stock and the distributions of its net income. Therefore, as of March 31, 1997, the Company believed that it was in full compliance with the REIT tax rules and that it would continue to qualify as a REIT under the provisions of the Code.

MANAGEMENT

         The day-to-day operations of the Company are managed by Thornburg Mortgage Advisory Corporation (the "Manager"), subject to the supervision of the Board of Directors. The Company's Board of Directors consists of seven directors, five of whom are not affiliated with the Manager, who meet on a quarterly basis and oversee the operations of the Company. Mr. H. Garrett Thornburg, Jr., has been the Chairman of the Board and a director of the Company since the Company commenced operations in June 1993. Mr. Thornburg is also Chairman of the Board, Chief Executive Officer and a director of the Manager. Mr. Thornburg owns 236,305 shares of Common Stock of the Company, holds stock options for 215,995 shares at an average exercise price of $16.26 per share, which together represent approximately 2.5% of the outstanding shares of Common Stock, and holds dividend equivalent rights ("DERs") for 10,004 shares of Common Stock.

         The Manager is also affiliated with Thornburg Management Company ("TMC"), an investment advisory firm organized in 1982 and Thornburg Securities Corporation ("TSC"), a registered broker dealer that acts as a distributor of mutual funds managed by TMC. Mr. Thornburg is Chairman of the Board, Chief Executive Officer and a director of TMC and TSC. TSC has participated as an underwriter in previous public offerings of the Company's Common Stock. Mr. Thornburg owns a majority of the voting shares of TMC, TSC, and the Manager. TMC is advisor to eight Thornburg mutual funds. The seven Thornburg bond funds and one equity fund currently have assets in excess of $1.7 billion. TMC also acts as a sub-advisor to the New England Investment Company's Daily Tax-Free Income Fund with assets of approximately $529 million and as placement agent to six of their Tax-Free Money Funds with assets of approximately $1.1 billion.

         Mr. Larry Goldstone has been the President and a director of the Company since the Company commenced operations in June of 1993, and is responsible for the day-to-day management of the Company. Mr. Goldstone is also a Managing Director of the Manager. For the eight years prior to his association with the Company and the Manager, Mr. Goldstone held increasingly senior level positions with financial institutions, where he was primarily responsible for their mortgage portfolio management. Mr. Goldstone owns

5,165 shares of Common Stock of the Company and holds stock options for 215,995 shares at an average exercise price of $16.26 per share, which together represent approximately 1.2% of the outstanding shares of Common Stock and holds DERs for 10,004 shares of Common Stock.

         Under the terms of the Management Agreement, the Manager is responsible for the day-to-day operations of the Company and provides personnel and office space. As amended, effective October 1, 1996, the Company pays the Manager an annual base management fee based on average shareholders' equity adjusted for liabilities that are not incurred to finance assets ("average net invested assets" as defined in the Management Agreement), in the amount of 1.10% on the first $300 million of average shareholders' equity and 0.80% on average shareholders' equity above $300 million, payable monthly in arrears. The Manager is also entitled to earn quarterly performance-based Incentive Compensation in an amount equal to 20% of the Company's annualized taxable income, before performance-based Incentive Compensation, above an annualized return on equity equal to the ten-year U.S. Treasury Rate plus 1%. For purposes of the performance fee calculation, equity is generally defined as proceeds from issuance of common stock, before underwriters' discount and other costs of issuance, plus retained earnings. The Company believes that this organizational structure and compensation arrangement benefits shareholders because it ties management compensation to return on equity and, in periods of low earnings, the Manager's compensation is reduced, thereby lowering the Company's operating expenses.

RECENT DEVELOPMENTS

         RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1997

         For the quarter ended March 31, 1997, the Company's net income was $9,294,000 as compared to $5,131,000 for the quarter ended March 31, 1996. Net income available to common shareholders, after the preferred dividends, increased to $8,052,000 or $0.49 per common share based on weighted average common shares of 16,311,344 from $5,131,000 or $0.42 per common share based on weighted average common shares of 12,334,847 for the quarter ended March 31, 1996. This is an increase in net income available to common shareholders of 57% despite an increase in the weighted average common shares outstanding of 32%. Net interest income for the quarter totaled $11,332,000 as compared to $6,190,000 for the same period in 1995, an increase of 83%. Net interest income is comprised of the interest income earned on mortgage investments and cash less interest expense from borrowings. During the first quarter of 1997, the Company recorded a gain on the sale of ARM securities of $4,000 as compared to $13,000 during the first quarter of 1996. Additionally, during the first quarter of 1997, the Company reduced earnings and the carrying value of its ARM securities by $190,000 for projected credit losses. For the quarter ended March 31, 1997, the Company incurred operating expenses of $1,852,000 consisting of a base management fee of $811,000, a performance based fee of $857,000 and other operating expenses of $184,000. During the same period of 1996, the Company incurred operating expenses of $1,072,000 consisting of a base management fee of $359,000, a performance based fee of $588,000 and other operating expenses of $125,000. Total operating expenses decreased to 16.3% of net interest income for the first quarter of 1997 as compared to 17.3% for the same period of 1996, also contributing to the Company's improved net earnings.

         In January 1997, the Company issued 2,760,000 shares of Series A 9.68% Cumulative Convertible Preferred Stock at a price of $25 per share pursuant to its Registration Statement on Form S-3. Net proceeds from this issuance totaled $65.8 million. In May 1997, the Company issued 861,850 shares of common stock at a price of $19.50 per share pursuant to its Registration Statement on Form S-3. Net proceeds from this issuance totaled $16.3 million. Primarily as a result of the issuance of the preferred stock and the common stock, the Company's shareholders' equity, excluding the fair value adjustment for assets held as available-for-sale, has grown to $323,500,000 from $238,005,000 as of December 31, 1996.

         Additionally, for the quarter ended June 30, 1997, the Company declared a dividend of $8,475,495 or $0.49 per share on the Common Stock, and a dividend of $1,669,800 or $0.605 per share on the Series A 9.68% Cumulative Convertible Preferred Stock for the period.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

         The Company has established a Dividend Reinvestment and Stock Purchase Plan pursuant to which each holder of Common Stock and Preferred Stock whose shares are registered in his own name or beneficial holders whose shares are registered in the name of a trustee or nominee, may elect to have dividends reinvested automatically in shares of the Common Stock of the Company generally at a 3% discount to the market price and to make optional purchases of Common Stock of the Company at the same time and price.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

         With certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the Company's Capital Stock.

         The following summary of unaudited quarterly financial data illustrates the Company's operating trends at and for the six quarters identified below.

                       SUMMARY OF QUARTERLY FINANCIAL DATA
                  (dollars in thousands, except per share data)

                                             March 31,  December 31,  September 30,   June 30,    March 31,    December 31,
                                               1997         1996          1996          1996        1996          1995
                                            ----------   ----------   -------------   --------    ----------   -----------
INCOME STATEMENT DATA:
     Net interest income ...............    $   11,332   $    8,977   $    7,952     $    7,225   $    6,190   $    5,460
     Net income ........................         9,294        7,409        7,028          6,169        5,131        4,584
     Earnings per common share..........    $     0.49   $     0.46   $     0.44     $     0.42   $     0.42   $     0.38
     Dividends declared per common
       share (1) .......................          0.48         0.45         0.40           0.40         0.40         0.38
     Dividends declared per
       Series A preferred share(1)......          0.45           --           --             --           --           --

BALANCE SHEET DATA:
     ARM securities ....................    $3,217,621   $2,727,875   $2,557,903     $2,140,280   $2,012,151   $1,995,287
     Reverse repurchase agreements .....     2,936,179    2,459,132    2,327,773      2,190,096    1,827,284    1,780,854
     Term reverse repurchase
       agreements(2) ...................     1,260,525    1,103,878    1,147,186      1,159,461      845,221      829,127
     Shareholders' equity (3) ..........       305,657      238,005      236,371        233,805      185,238      182,312
     Equity-to-assets ratio (3) ........          9.30%        8.59%        9.09%          9.51%        9.02%        8.94%
     Book value per share (3)(4) .......    $    16.02   $    14.67   $    14.68     $    14.67    $   14.90   $    14.95

SELECTED RATIOS:
     Net interest margin (5) ...........          1.54%        1.37%        1.27%          1.29%        1.22%        1.11%
     Return on average assets (3).......          1.08%        1.12%        1.11%          1.09%        1.00%        0.92%
     Return on average common
       shareholders' equity (3) ........         13.40%       12.37%       11.86%         11.22%       11.08%       10.03%
     Operating expense as % of
       average assets (6) ..............          0.25%        0.24%        0.20%          0.19%        0.21%        0.19%

SELECTED AVERAGE PORTFOLIO DATA:
     Current coupon ....................          7.53%        7.57%        7.31%          7.28%        7.48%        7.42%
     Fully indexed coupon (7) ..........          7.93%        7.61%        7.80%          7.83%        7.56%        7.51%
     Quarter-end yield (8) .............          6.64%        6.64%        6.51%          6.43%        6.49%        6.73%
     Prepayment rate (CPR) .............            22%          21%          23%            31%          32%          26%
     Life cap ..........................         11.60%       11.42%       11.36%         11.24%       10.91%       10.73%
     Days to repricing .................           109          105          122            117           93           90

SELECTED AVERAGE BORROWING DATA:
     Reverse repurchase rate ...........          5.61%        5.68%        5.65%          5.57%        5.57%        5.90%
     Reverse repurchase - days
       to repricing (9) ................            99           56           74             52           37           47
     Total borrowings - days
       to repricing (9) ................           103           62           81             61           49           61
     Overcollaterization required
       by lenders ......................          5.11%        4.96%        4.58%          5.06%        5.38%        7.57%
     Ratio of term reverses to
       total reverses (2) ..............            43%          45%          49%            53%          46%          47%

SELECTED CAP AGREEMENT DATA:
     Cap notional amount ...............    $2,538,015   $2,265,510   $1,887,800     $1,935,500   $1,773,700   $1,461,800
     Average strike price ..............         10.17%        9.93%        9.66%          9.65%        9.44%        9.09%
     Average term to maturity
       (in years) ......................           2.9          3.0          3.3            3.6          3.9          4.3

------------------
(1) On March 14, 1997, the Company declared a dividend of $0.48 per share to common stock shareholders of record and $0.45 per share to preferred stock shareholders of record, both payable on April 10, 1997 to shareholders of record on March 31, 1997. On June 18, 1997, the Company declared a dividend of $0.49 per share to common stock shareholders of record and $0.605 per share to preferred stock shareholders of record, both payable on July 10, 1997 to shareholders of record on June 30, 1997.
(2) Term reverse repurchase agreements are a category of reverse repurchase agreements that are contractually committed for periods of three months to two years and have at least one repricing during the term.
(3) Excludes unrealized loss on available-for-sale securities of $13,564, $15,807, $18,091, $19,496, $19,825, and $21,835 at March 31, 1997, December
    31, 1996, September 30, 1996, June 30, 1996, March 31, 1996, and December
    31, 1995, respectively.
(4) Includes both common and preferred shares.
(5) The net interest margin is computed by dividing the respective quarter's annualized net interest income by the average daily balance of interest earning assets.
(6) Operating expense as a percent of average assets increases during periods in which the Manager qualifies for performance-based Incentive Compensation payments. See "Management."
(7) Based on index values at the end of each quarter.
(8) Includes the impact of amortization of premiums and discount, cost of hedging and deferred gains from hedging.
(9) Includes the effect of interest rate swaps.

                                  THE OFFERING

Common Stock Offered by the Company (1)...... 2,000,000 Shares

Common Stock Outstanding after the
    Offering (1)(2).......................... 19,296,929 Shares

Use of Proceeds.............................. The net proceeds of this offering will be used for the general corporate purposes
                                              of the Company. These general corporate
                                              purposes may include, without limitation,
                                              acquisitions of ARM securities, acquisition
                                              of ARM loans, acquisition of other mortgage
                                              related assets, repayment of maturing
                                              obligations, redemption of outstanding
                                              indebtedness and working capital.

New York Stock Exchange Symbol............... TMA

------------------
(1) Assumes that the Underwriters' option to purchase up to an additional 300,000 shares of Common Stock to cover over-allotments is not exercised.

(2) As of June 30, 1997, and does not include outstanding options to purchase 778,866 shares of Common Stock granted under the Company's Amended and Restated 1992 Stock Option and Incentive Plan or options to purchase 84,000 shares to be granted upon the closing of this offering.

                                  RISK FACTORS

         In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, the following risk factors should be carefully considered in the evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

RISK OF DRAMATIC INCREASES IN SHORT-TERM INTEREST RATES

         The results of the Company's operations depend on, among other things, the level of net interest income generated by the Company's ARM securities portfolio. The Company's net interest income will vary primarily as a result of changes in short-term interest rates, borrowing costs and prepayment rates. Such changes are affected by various factors, many of which are beyond the control of the Company. Although the Company only acquires ARM securities with borrowed funds that have interest rates based on indexes and repricing terms similar to the interest rate indexes and repricing terms of the ARM securities, the interest rate indexes and repricing terms will not be identical. During periods of rising short-term interest rates, particularly during periods when short-term interest rates increase by more than 1% per six month period of time, the interest rate mismatch or periodic caps that limit the increase in the interest rate on the ARM securities portfolio to a maximum of 1% per six month period or 2% per year, could negatively impact the Company's net interest income, net income and the payment of the dividend.

PREPAYMENT RISKS ON ARM SECURITIES; REINVESTMENT RISK

         Mortgage prepayment rates vary from time to time and may cause the yield on the Company's ARM securities to change, which would affect the Company's net cash flow. Mortgage prepayments generally increase when current fixed mortgage interest rates fall relative to the interest rates on ARM loans. Currently, a significant amount of the Company's ARM securities portfolio was purchased at a price greater than par. The Company is amortizing the premium paid for such ARM securities over the expected remaining life of such securities, using the level yield method of accounting. To the extent that there is an increase in prepayment rates resulting in a shortening of the expected life of the ARM securities, the Company's net interest income and the payment of the dividend could be adversely affected.

         The Company competes with other mortgage REITs, investment banking firms, savings and loans, banks, mortgage bankers, insurance companies, mutual funds, other lenders, FNMA, FHLMC and other entities who also purchase ARM securities, many of which have greater financial resources than the Company. During periods of rising prepayments on ARM securities, the Company will need to increase its purchases of ARM securities in order to maintain the current level of its ARM securities portfolio. Increased prepayment activity typically occurs in interest rate environments where the interest rate of fixed rate mortgages are comparable to or are below fully margined ARMs or during periods of falling interest rates. During such periods, the origination of ARMs also tends to decline, making it more difficult for the Company to find attractive reinvestment opportunities. If the Company were not successful in acquiring new ARM securities for its portfolio on suitable terms, there could be an adverse affect on the Company's interest income, net income and the payment of the dividend.

RISK OF DECLINE IN MARKET VALUE OF ARM SECURITIES; MARGIN CALLS

         The Company employs a "leveraging" strategy of increasing the size of its ARM securities portfolio by borrowing against its existing ARM securities to acquire additional ARM securities. By leveraging its ARM securities, the Company expects that its equity-to-assets ratio, when measured on a historical cost basis, will be between 8% and 10% and as an operating policy shall in no event be less than 8% on a historical cost basis. Since the borrowings incurred by the Company are primarily collateralized borrowings based on the current market value of the Company's ARM securities, a decline in the market value of such ARM securities due to rising interest rates, a Rating Agency downgrade or other factors could limit the Company's ability to borrow or require the Company to sell assets, possibly at losses under adverse market conditions, in order to maintain liquidity.

CERTAIN RISKS IN ACQUIRING, ACCUMULATING AND SECURITIZING ARM LOANS

         The Company bears the risk of loss on any ARM loans it purchases in the secondary market or otherwise. The Company has acquired ARM loans which are not credit enhanced or which do not have the backing of FNMA or FHMLC with the intention of securitizing such loans into High Quality assets. Accordingly, during the time it accumulates such ARM loans, the Company will be subject to risks of borrower default, bankruptcy and special hazard losses (such as those occurring from earthquakes). In the event of a default on any such loans held by the Company, the Company would bear the loss of principal between the value of the mortgaged property and the outstanding indebtedness, as well as the loss of interest.

         The Company intends to securitize the ARM loans it acquires to achieve better financing rates and increase its portfolio yield. The Company expects to retain a limited amount of credit risk, up to approximately 3% of the original principal balance of any loans securitized, and risks of bankruptcy and special hazard losses (such as those occurring from earthquakes), in order to facilitate the creation of High Quality ARM securities for its portfolio.

RISK OF FLUCTUATION IN MARKET PRICE OF COMMON STOCK

         The market price of the Company's shares of Common Stock will likely be affected by any change in the relationship between the dividend yield on the Company's Common Stock and prevailing market interest rates. In periods of high interest rates, the net interest income of the Company, and therefore the dividend yield on the Common Stock, may be less attractive compared with alternative investments, which could negatively impact the price of the Common Stock.

DEPENDENCE ON THE MANAGER

         The Company is wholly dependent for the selection, structuring and monitoring of its mortgage assets and associated borrowings on the diligence and skill of the officers and employees of the Manager. The Manager is in turn dependent upon the contribution of its executive officers, many of whom would be difficult to replace.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         The following table sets forth, for the periods indicated, the high and low sales prices per share of the Common Stock as reported on the New York Stock Exchange composite tape and the cash dividends declared per share of Common
Stock:

                                                                                             Cash
                                                                Price Per Share            Dividends
                                                           -------------------------       Declared
                                                             High             Low      Per Common Share
                                                           --------        ---------   ----------------
         1997

            Second Quarter ..........................      $ 22 1/8         $ 17 3/4       $ 0.49
            First Quarter............................        22 7/8           18 3/4         0.48

         1996

            Fourth Quarter...........................      $ 21 1/2         $ 16 1/8       $ 0.45
            Third Quarter............................        17 5/8           14 7/8         0.40
            Second Quarter...........................        17               14 1/8         0.40
            First Quarter ...........................        16 5/8           14 1/8         0.40

         1995

            Fourth Quarter...........................      $ 15 7/8         $ 14 1/8       $ 0.38
            Third Quarter............................        15 1/2           13             0.25
            Second Quarter...........................        14 7/8            8 1/4         0.15
            First Quarter............................        10                7 3/8         0.15

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at March 31, 1997, giving effect to the Company's common stock offering of 861,850 shares on May 15, 1997, 113,501 shares issued pursuant to the Company's Dividend Reinvestment and Stock Purchase Plan on April 10, 1997, and as adjusted to give effect to the issuance of the shares of Common Stock and the application of the estimated net proceeds from this offering. See "Use of Proceeds."

                                                                          March 31, 1997
                                                                   ----------------------------
                                                                      Actual    As Adjusted (1)
                                                                   -----------  ---------------
                                                                     (dollars in thousands)
TOTAL DEBT:
      Reverse repurchase agreements ............................   $ 2,936,179    $ 2,936,179
      Other borrowings .........................................        13,394         13,394
                                                                   -----------    -----------
             Total debt ........................................     2,949,573      2,949,573

SHAREHOLDERS' EQUITY:
      Preferred Stock: par value $ 0.01 per share, 2,300,000
        shares authorized; Series A 9.68% Cumulative Convertible
        Preferred Stock $25.00 per share liquidation value,
        2,760,000 shares issued and outstanding as adjusted ....   $    65,809    $    65,809

      Common Stock: par value $0.01 per share,
        47,240,000 shares authorized; 17,296,929 issued and
        outstanding, 19,296,929 as adjusted ....................           173            193
      Additional paid-in-capital ...............................       253,584

      Available-for-sale securities:
        Unrealized gain (loss) .................................       (13,564)       (13,564)
        Realized deferred hedging gain .........................         4,137          4,137

      Retained earnings ........................................           343            343
                                                                   -----------    -----------
             Total shareholders' equity ........................       310,482
                                                                   -----------    -----------
                  Total capitalization .........................   $ 3,260,055    $
                                                                   ===========    ===========

-----------------
(1) Assumes estimated net proceeds from the sale of Common Stock of
    approximately $       (after deducting expenses estimated at $      ).
    Does not include up to 300,000 shares subject to the Underwriters' over-allotment option for the Common Stock or the application of the proceeds from the sale thereof. See "Underwriting."

                             SELECTED FINANCIAL DATA

         The following selected financial data are derived from the audited financial statements of the Company at and for the years ended December 31, 1996, 1995, 1994 and 1993 and from the unaudited financial information at and for the three months ended March 31, 1997 and 1996. The data should be read in conjunction with, and is qualified by reference to, the more detailed information contained in the Financial Statements and Notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and the Quarterly Report on Form 10-Q for the three months ended March 31, 1997, which are incorporated herein by reference. The results for the three months ended March 31, 1997, as reported, are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.


                                                   Three Months Ended
                                                        March 31,                         Year Ended December 31,
                                                ------------------------  --------------------------------------------------------
                                                   1997         1996          1996          1995            1994         1993(1)
                                                ----------   -----------  -----------    -----------    ------------  ------------
                                                                 (dollars in thousands, except per share data)
     OPERATING DATA:
        Interest income....................     $   49,000   $   32,702   $   151,511    $   116,617    $    84,798   $    12,168
        Interest expense...................        (37,668)     (26,512)     (121,166)      (103,121)       (71,743)       (9,011)
                                                ----------   ----------   -----------    -----------    -----------   -----------
        Net interest income................         11,332        6,190        30,345         13,496         13,055         3,157
        Gain (loss) on ARM securities......           (186)          13           372           (568)           863            --
        General and administrative
          expenses.........................         (1,852)      (1,072)       (4,980)        (2,476)        (1,972)         (585)
                                                ----------   ----------   -----------    -----------    -----------   -----------
             Net income ...................     $    9,294   $    5,131   $    25,737    $    10,452    $    11,946   $     2,572
                                                ==========   ==========   ===========    ===========    ===========   ===========

     PER SHARE DATA:
        Net income per common share.......      $     0.49   $     0.42    $     1.73    $      0.88    $      1.02   $      0.36
        Net distributable income
          per common share ...............            0.50         0.42          1.76           0.92           1.02          0.36
        Dividends declared per
          common share (2)................            0.48         0.40          1.65           0.93           1.00          0.29
        Dividends declared per
          preferred share (2).............            0.45           --            --             --             --            --
        Average number of common
           shares outstanding.............      16,311,344   12,334,841    14,873,700     11,926,996     11,758,810     7,173,745
        Book value per share (3)(4).......      $    16.02   $    14.90    $    14.67     $    14.95     $    15.29    $    14.50
        Number of common shares
         outstanding......................      16,321,578   12,430,066    16,219,241     12,190,712     11,772,951    11,748,331
        Number of preferred shares
         outstanding......................       2,760,000           --            --             --             --            --

     BALANCE SHEET DATA:
        ARM securities....................      $3,217,621   $2,012,151    $2,727,875     $1,995,287    $ 1,727,469    $1,320,169
        Other assets......................          56,224       21,561        27,483         22,698         24,363        44,260
                                                ----------   ----------    ----------     ----------    -----------    ----------
             Total assets.................      $3,273,845   $2,033,712    $2,755,358     $2,017,985    $ 1,751,832    $1,364,429
                                                ==========   ==========    ==========     ==========    ===========    ==========
        Reverse repurchase agreements.....      $2,936,179   $1,827,284    $2,459,132     $1,780,854    $ 1,601,934    $1,186,140
        Other liabilities.................          45,573       41,015        74,028         76,654         29,915         7,963
                                                ----------   ----------    ----------     ----------    -----------    ----------
             Total liabilities ...........      $2,981,752   $1,868,299    $2,533,160     $1,857,508    $ 1,631,849    $1,194,103
                                                ==========   ==========    ==========     ==========    ===========    ==========
               Shareholders' equity (3)...      $  305,657   $  185,238    $  238,005     $  182,312    $   180,035    $  170,326
                                                ==========   ==========    ==========     ==========    ===========    ==========

        Equity-to-assets ratio (3)........            9.30%        9.02%         8.59%          8.94%          9.94%        12.48%

     SELECTED RATIOS AND DATA:
        Net interest margin (5)...........            1.54%        1.22%         1.29%          0.73%          0.73%         1.00%
        Return on average assets (3)......            1.08%        1.00%         1.09%          0.56%          0.66%         0.82%
        Return on average common
         shareholders' equity (3).........           13.40%       11.08%        11.68%          5.81%          6.94%         5.04%
        Operating expense as % of average
          assets (6)......................            0.25%        0.21%         0.21%          0.13%          0.11%         0.18%

-------------------
(1)  The Company commenced operations on June 25, 1993.
(2) On March 14, 1997, the Company declared a dividend of $0.48 per share to common stock shareholders of record and $0.45 per share to preferred stock shareholders of record, both payable on April 10, 1997 to shareholders of record on March 31, 1997. On June 18, 1997, the Company declared a dividend of $0.49 per share to common stock shareholders of record and $0.605 per share to preferred stock shareholders of record, both payable on July 10, 1997 to shareholders of record on June 30, 1997.
(3) Excludes the unrealized loss on available-for-sale securities of $13,564 and $19,825 at March 31, 1997 and 1996 and $15,807, $21,835 and $60,052 at
     December 31, 1996, 1995 and 1994, respectively.
(4)  Includes both common and preferred shares.
(5) The net interest margin is computed by dividing the respective quarter's annualized net interest income by the average daily balance of interest earning assets.
(6) Operating expense as a percent of average assets increases during periods in which the Manager qualifies for performance-based Incentive Compensation payments. See "Management."

                        FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

         The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. The discussions below and in the Prospectus under the heading "Federal Income Tax Considerations" summarize the material provisions applicable to the Company as a REIT for federal income tax purposes and to investors in connection with their ownership of the Company's Common Stock. However, it is impractical to set forth in this Prospectus Supplement all aspects of federal, state, local and foreign tax law that may have tax consequences with respect to an investor's purchase of the Company's Common Stock. The discussions of various aspects of federal income taxation contained herein and in the Prospectus are based on the Code, Treasury regulations, judicial decisions, administrative rulings and practice, all of which are subject to change. In brief, if certain detailed conditions imposed by the Code are met, entities that invest primarily in real estate investments and mortgage loans, and that otherwise would be taxed as corporations are, with certain limited exceptions, not taxed at the corporate level on their taxable income that is currently distributed to their shareholders. This treatment eliminates most of the "double taxation" (at the corporate level and then again at the shareholder level when the income is distributed) that typically results from investment in corporations. If the Company fails to meet the requirements of the Code for REIT qualification in any taxable year, it would become subject to federal and state income taxation on its taxable income at regular corporate rates. In such an event, the after tax earnings available for distribution to the shareholders would be reduced.

         The Company believes that it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. Counsel has rendered an opinion to the Company that, as of the date hereof and based on the various representations that the Company made to counsel with respect to the Company's income, assets and activities since its inception, and subject to certain assumptions and qualifications stated in such opinion, (a) the Company operated in a manner which qualified it as a REIT under the Code since its taxable year ended December 31, 1993, and (b) the organization and contemplated method of operation of the Company are such as to enable it to continue to so qualify in this and subsequent years, provided the various operational requirements for REIT status are satisfied in those years. Such opinion is not binding on the Internal Revenue Service (the "Service") or the courts and there can be no assurance that the Company will in fact maintain compliance with those requirements at all times.

TAXATION OF THE HOLDERS OF THE COMPANY'S COMMON STOCK

         The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions that constitute ordinary income, return of capital and capital gain. Dividends and distributions declared in the last quarter of any year payable to shareholders of record on a specified date in such quarter will be deemed to have been received by the shareholders and paid by the Company on December 31 of the record year, provided that such dividends are paid before February 1 of the following year. Distributions of the Company will not be eligible for the dividends received deduction for corporations who are shareholders. Shareholders may not deduct any net operating losses or capital losses of the Company.

         The Company's investment guidelines do not permit investments in CMO residuals or REMIC residuals, and, therefore, the income distributed by the Company should not create unrelated business taxable income or excess inclusion income for tax exempt entities.

SALE OR DISPOSITION OF COMMON STOCK

         Upon any sale or other disposition of shares of the Common Stock, a domestic shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on such sale or other disposition (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (b) the shareholder's adjusted tax basis in such shares. Such gain or loss will be capital gain or loss if the shares have been held by the domestic shareholder as a capital asset, and will be long-term capital gain or loss if such shares have been held for more than one year. In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of any capital gain distributions to such shareholder.

BACKUP WITHHOLDING

         The Company will report to its domestic shareholders and the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of the gross proceeds of a redemption of the Common Stock with respect to any shareholders who fail to comply with the backup withholding rules.

RECORDKEEPING AND INFORMATION REQUEST REQUIREMENT

         The Company as a REIT, is required to maintain records regarding the actual and constructive ownership of its shares, and within 30 days after the end of each calendar year, to demand statements of information from persons owning above a specified level of the Company's shares (5 percent or more in the case of a REIT that has more than 2,000 record shareholders; 1 percent or more in the case of a REIT that has fewer than 2,000 and more than 200 record shareholders; and 1/2 percent or more in the case of a REIT having 200 or fewer record shareholders). The Company must maintain a record of those shareholders failing or refusing to comply with such an information demand. Shareholders who fail or refuse to comply with the demand must submit a statement setting forth the requested information with their own income tax returns.

OTHER TAX CONSEQUENCES

         The Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they transact business or reside. The state and local tax treatment of the Company's shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                  UNDERWRITING

         Under the terms of and subject to the conditions of the Underwriting Agreement (the "Underwriting Agreement") the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite the name of such Underwriters below:

                                                                     NUMBER OF
                                                                    SHARES TO BE
         UNDERWRITER                                                 PURCHASED
         -----------                                                ------------
         PaineWebber Incorporated.................................
         Friedman, Billings, Ramsey & Co., Inc....................
                                                                    ------------
                  Total...........................................
                                                                    ============

         In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth herein, to purchase all of the shares of Common Stock being sold pursuant to the Underwriting Agreement (other than those covered by the over-allotment option described below), if any shares of Common Stock are purchased.

         The Company has been advised that the Underwriters propose to offer the shares in part to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers (who may include Underwriters) at such price less a concession not in excess of
$     .   per share, and that the Underwriters and such dealers may reallow to
certain dealers a discount not in excess of $     per share. After commencement
of the public offering, the public offering price, concessions to selected dealers and the discount to other dealers may be changed by the Underwriters.

         The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus Supplement, 300,000 additional shares of Common Stock. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will become obligated to purchase pursuant to the Underwriting Agreement.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments which the Underwriters may be required to make in respect thereof.

         The Company has also agreed with the Underwriters that, for a period of 120 days following the commencement of this offering, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or rights to acquire such shares of Common Stock (other than pursuant to the Amended and Restated 1992 Stock Option and Incentive Plan, the Dividend Reinvestment and Stock Purchase Plan, as amended, or pursuant to the terms of the Sales Agency Agreement dated October 9, 1995 by and between the Company and PaineWebber Incorporated) without the prior written consent of PaineWebber Incorporated.

         The Underwriters have informed the Company that they do not expect to confirm sales of Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.

         Certain of the Underwriters may from time to time in the future enter into reverse repurchase agreements or other financing arrangements with the Company to finance the purchase of mortgage assets.

         Certain of the Underwriters have in the past performed, and may continue to perform investment banking, broker-dealer and financial advisory services for the Company and have received customary compensation therefor. In addition, PaineWebber Incorporated and the Company are parties to a Sales Agency Agreement dated October 9, 1995, whereby the Company has engaged PaineWebber Incorporated as its exclusive sales agent to sell up to 1,174,969 shares of Common Stock through ordinary brokers' transactions on the NYSE.

         Until the distribution of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, then the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or a part of the over-allotment option described above. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions, or that such transactions once commenced, will not be discontinued without notice.

                                  LEGAL MATTERS

         Certain legal matters relating to the Common Stock and the tax status of the Company as a REIT will be passed upon for the Company by Jeffers, Wilson, Shaff & Falk, LLP, Irvine, California, counsel to the Company. Michael B. Jeffers, Secretary of the Company, a member of that firm, owns 672 shares of Common Stock, holds options to purchase 38,941 shares of Common Stock, DERs for 1,811 shares of Common Stock and owns 1% of the shares of the Manager. Certain legal matters will be passed upon for the Underwriters by O'Melveny & Myers LLP, San Francisco, California, in reliance, as to matters of Maryland law, on the opinion of Jeffers, Wilson, Shaff & Falk, LLP.

                                     EXPERTS

         The financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the periods ending December 31, 1996, December 31, 1995 and December 31, 1994, which are incorporated herein by reference, have been audited by McGladrey & Pullen, LLP, independent certified public accountants, and are included herein in reliance on their report upon their authority as experts in auditing and accounting.

PROSPECTUS

                      THORNBURG MORTGAGE ASSET CORPORATION
[LOGO]
                                  $173,776,125

                   COMMON STOCK, PREFERRED STOCK, AND WARRANTS
               AND SHAREHOLDER RIGHTS TO PURCHASE COMMON STOCK AND
                                 PREFERRED STOCK

                                -----------------

         Thornburg Mortgage Asset Corporation, a Maryland corporation (the "Company"), directly or through agents, dealers or underwriters designated from time to time, may issue and sell from time to time one or more of the following types of its securities (the "Securities"): (i) shares of its common stock, par value $0.01 per share ("Common Stock"); (ii) shares of its preferred stock, in one or more series ("Preferred Stock"), (iii) warrants to purchase shares of Common Stock ("Common Stock Warrants"); (iv) warrants to purchase Preferred Stock ("Preferred Stock Warrants"); (v) rights to purchase shares of Common Stock or Preferred Stock issued to shareholders ("Shareholder Rights"); and (vi) any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of securities. The Securities offered pursuant to this Prospectus may be issued in one or more series, in amounts, at prices and on terms to be determined at the time of the offering of each such series and set forth in a supplement to this Prospectus ( a "Prospectus Supplement"). The Securities offered by the Company pursuant to this Prospectus will be limited to $173,776,125 aggregate initial public offering price, including the exercise price of any Common Stock Warrants, Preferred Stock Warrants (collectively, "Securities Warrants") or Shareholder Rights.

         The specific terms of each offering of Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement relating to such offering of Securities. Such specific terms include, without limitation, to the extent applicable (1) in the case of any series of Preferred Stock, the specific designations, rights, preferences, privileges and restrictions of such series of Preferred Stock, including the dividend rate or rates or the method for calculating same, dividend payment dates, voting rights, liquidation preferences, and any conversion, exchange, redemption or sinking fund provisions; (2) in the case of the Securities Warrants, Preferred Stock or Common Stock, as applicable, for which each such warrant is exercisable, the exercise price, duration, detachability and call provisions of each such warrant; (3) in the case of Shareholder Rights, which entitles the shareholder to purchase Preferred Stock or Common Stock, as applicable, the subscription price, duration, transferabilities and the over subscription privilege of each of the Shareholder Rights; and (4) in the case of any offering of Securities, to the extent applicable, the initial public offering price or prices, listing on any securities exchange, certain federal income tax consequences and the agents, dealers or underwriters, if any, participating in the offering and sale of the Securities.

                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                               -------------------

         This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. The delivery in any jurisdiction of this Prospectus together with a Prospectus Supplement relating to specific Securities shall not constitute an offer in such jurisdiction of any other Securities covered by this Prospectus but not described in such Prospectus Supplement.

                              --------------------

                   THE DATE OF THIS PROSPECTUS IS MAY 15, 1997

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF SECURITIES BEING OFFERED PURSUANT TO THIS PROSPECTUS AND AN ACCOMPANYING PROSPECTUS SUPPLEMENT SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                              --------------------

                              AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy and information statements, the Registration Statement and exhibits thereto, and other information filed by the Company with the Commission may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 13th Floor, Seven World Trade Center, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the material may be obtained form Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE"). The reports, proxy and information statements and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005.

         The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by that reference and the exhibits to Registration Statement. For further information regarding the Company and the Shares offered hereby, reference is hereby made to the Registration Statement and the exhibits to the Registration Statement which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of fees prescribed by the Commission.

         The Company currently furnishes its shareholders with annual reports containing financial statements audited by its independent auditors and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         There are incorporated herein by reference the following documents heretofore filed by the Company with the Commission:

         (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; and

         (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed to be incorporated by reference into this Prospectus.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement, this Prospectus, or any other subsequently filed document that is also incorporated by reference herein modified or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates by reference). Requests should be directed to Mr. Richard P. Story, Thornburg Mortgage Asset Corporation, 119 East Marcy Street, Santa Fe, New Mexico, 87501, telephone number (505) 989-1900.

                                   THE COMPANY

GENERAL

         Thornburg Mortgage Asset Corporation (the "Company") is a special purpose financial institution that primarily invests in adjustable-rate mortgage ("ARM") securities, thereby indirectly providing capital to the single-family residential housing market. ARM securities represent interests in pools of adjustable-rate mortgage loans, which often include guarantees or other credit enhancements against losses from loan defaults. While the Company is not a bank or savings and loan, its business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. The Company leverages its equity capital using borrowed funds, invests in ARM securities and seeks to generate income based on the difference between the yield on its ARM securities portfolio and cost of its borrowings. The Company is organized for tax purposes as a real estate investment trust ("REIT") and, therefore, generally passes through substantially all of its earnings to shareholders without paying federal or state income tax at the corporate level. The Company commenced operations in June 1993, and as of March 31, 1997 had assets of approximately $3.3 billion.

         The Company's mortgage securities portfolio may consist of either agency or privately issued (generally publicly registered) mortgage pass-through securities, multiclass pass-through securities, Collateralized Mortgage Obligations ("CMOs") or short-term investments that either mature within one year or have an interest rate that reprices within one year.

         The Company's investment policy is to invest at least 70% of total assets in High Quality ARM securities and short-term investments. High Quality means:

         (1) securities which are rated within one of the two highest rating categories by at least one of either Standard & Poor's Corporation or Moody's Investors Service, Inc. (the "Rating Agencies");

         (2) securities that are unrated but are guaranteed by the U.S. Government or issued or guaranteed by an agency of the U.S. Government; or

         (3) securities that are unrated or whose ratings have not been updated but are determined to be of comparable quality (by the rating standards of at least one of the Rating Agencies) to a High Quality rated mortgage security.

         The remainder of the Company's investment portfolio, comprising not more than 30% of total assets, may consist of Other Investment assets, which may include:

         (1) ARM loans secured by first liens on single-family residential properties acquired for the purpose of securitization into investment grade securities; or

         (2) pass-through securities or CMOs backed by loans on single-family residential properties or on multi-family, commercial or other real estate-related properties if they are rated at least Investment Grade at the time of purchase. "Investment Grade" generally means a security rating of BBB or Baa or better by at least one of the Rating Agencies.

         The Company does not invest in REMIC residuals or other CMO residuals and, therefore does not create excess inclusion income or unrelated business taxable income for tax exempt investors. Therefore, the Company is a mortgage REIT eligible for purchase by tax exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and Individual Retirement Accounts ("IRAs").

         To the extent the Company acquires ARM loans, the Company may create ARM pass-through securities and CMOs through securitization. The Company intends to purchase ARM loans for securitization when it believes that it can earn a higher yield on the mortgage securities created through securitization than on comparable mortgage securities purchased in the market. In order to facilitate the securitization process, the Company may retain a limited amount of the credit risk inherent in the mortgage loan. Following the securitization process, the Company expects to hold the newly created ARM securities in its investment portfolio. If the Company were to sell the newly-created ARM securities on a regular basis, there would be a substantial risk that they would be deemed "dealer property" and that all of the profits from such sales would be subject to tax at the rate of 100%.

         The Company purchases its ARM securities from broker-dealers and financial institutions that regularly originate or make markets in these securities. The Company may also purchase ARM securities from a variety of mortgage suppliers (including mortgage bankers, banks, savings and loans, investment banking firms, home builders and other firms involved in originating and packaging mortgage loans). The Company does not purchase any ARM securities from or enter into any servicing or administrative agreements (other than the management agreement with Thornburg Mortgage Advisory Corporation the "Manager") or with any entities affiliated with the Company.

         The Company's executive offices are located at Thornburg Mortgage Asset Corporation, 119 East Marcy Street, Santa Fe, New Mexico 87501. The Company was incorporated in Maryland on July 28, 1992.

OPERATING POLICIES AND STRATEGIES

         The Company employs a leveraging strategy to increase its assets by borrowing money on a short-term collateralized basis, generally with maturities of one year or less, in an amount up to 92% of the historical cost of its total assets. The Company then uses the proceeds to acquire additional ARM securities. By borrowing against its ARM securities in this manner, the Company expects that up to 90% (but not more than 92%) of the Company's total assets may be financed with borrowed funds. The Company believes that this strategy allows the Company to maximize return on equity while the borrowing limitation leaves an adequate capital base sufficient to protect the Company against interest rate environments that may cause the value of its assets to decline or in which the Company's borrowing costs might exceed its interest income from ARM securities. These conditions could occur when the interest rate adjustments on ARM securities lag behind interest rate increases on the Company's variable-rate borrowings or when the interest rate indices of the borrowings are mismatched with the interest rate indices of the Company's ARM securities. If the ratio of the Company's borrowings to total assets exceeds 92%, then, except as limited by the sources of income tests applicable to the Company as a REIT, the Company will reduce its assets or take other steps as necessary to reduce its borrowing ratio to below 92% of total assets.

         The Company mitigates its interest-rate risk from borrowings generally by selecting interest-rate indices and maturities on its indebtedness that approximately match interest-rate adjustment indices and the interest-rate adjustment periods on its ARM securities. Accordingly, borrowings bear variable or short-term fixed (one year or less) interest rates. Generally, the borrowing agreements require the Company to deposit additional collateral in the event the market value of existing collateral declines, which could require the Company to sell assets during periods when the net value of its assets are declining in order to reduce the borrowings.

         The Company's ARM securities portfolio is financed primarily at short-term borrowing rates utilizing reverse repurchase agreements, dollar-roll agreements, borrowings under lines of credit and other collateralized financing which the Company has established with approved institutional lenders. To date, reverse repurchase agreements have been the primary financing device utilized by the Company to finance its ARM securities portfolio. Generally, upon repayment of each reverse repurchase agreement the ARM securities will immediately be pledged to secure a new reverse repurchase agreement. As of the date of this prospectus the Company has established lines of credit and collateralized financing agreements with 22 investment banking firms and commercial banks.

         The Company makes use of hedging transactions to mitigate the impact of certain adverse changes in interest rates or prepayment rates on its net interest income. ARM securities are generally subject to periodic and lifetime interest rate caps. Periodic caps generally limit the maximum mortgage interest rate change on any interest adjustment date to either a maximum of 1% per semiannual adjustment or 2% per annual adjustment. The Company generally does not hedge against periodic cap limitations. In addition, ARM securities have a maximum lifetime interest rate limitation, meaning that each ARM security contains a contractual maximum rate. The borrowings incurred by the Company to finance its ARM securities portfolio are not subject to equivalent interest rate caps.

         The Company has purchased interest rate cap agreements to prevent the Company's borrowing costs from exceeding the lifetime maximum rate on its ARM securities. These agreements would have the effect of offsetting a portion of the Company's borrowing costs if prevailing interest rates exceed the rate specified in the cap agreement. An interest rate cap agreement is a contractual agreement, whereby the Company pays a fee, which may at times be financed by the counterparty to the agreement with the Company, typically to either a commercial bank or investment banking firm, in exchange for the right to receive payments equal to the difference between a cap rate level specified in the contract and a periodically determined future interest rate times a contractually specified principal, or notional, amount. These agreements also would be expected to appreciate in value as interest rates rise, thus helping to partially offset possible market value declines of the Company's ARM securities portfolio.

         The ARM securities held by the Company were, generally, purchased at prices greater than par. The Company is amortizing their respective premiums over their expected lives using the level yield method of accounting. To the extent that the prepayment rate on the Company's ARM securities differs from expectations, the Company's net interest income will be affected. Mortgage prepayments generally increase when current mortgage interest rates fall below the interest rates on such ARM loans. To the extent there is an increase in prepayment rates, resulting in a shortening of the expected lives of the ARM securities, the Company's net income and the dividend yield on its common stock could be adversely affected. In an attempt to mitigate the adverse effect of an increase in prepayments on ARM securities acquired above par, the Company has also entered into transactions where it purchases ARM securities at prices below par, purchases seasoned ARM securities that have been outstanding for more than 5 years with a below-average prepayment history, and purchases ARM securities that provide only for scheduled principal payments. The Company may also purchase limited amounts of "principal only" mortgage derivative securities backed by either fixed-rate mortgages or ARM loans as a hedge against the adverse effect of increased prepayments.

         The Company may enter into other hedging-type transactions designed to protect its net interest income and assets from adverse changes in interest rates or prepayment rates. Such transactions may include the purchase or sale of interest rate future contracts, options on interest rate future contracts or interest rate swaps. The Company may also purchase "interest only" mortgage derivative securities or other derivative products for purposes of mitigating risk from interest rate changes. The Company will not invest in financial futures contracts unless the Company and the Manager are exempt from the registration requirements of the Commodities Exchange Act or otherwise comply with the provisions of that Act.

         The Company does not intend to hedge for speculative purposes. No hedging strategy can completely insulate the Company from risk, and certain of the federal income tax requirements that the Company must satisfy to qualify as a REIT limit the Company's ability to hedge, particularly with respect to hedging against periodic cap risk. The Company monitors and may have to limit its hedging strategies to ensure that it does not realize excessive hedging income, or hold hedging assets having excess value in relation to total assets.

                                 USE OF PROCEEDS

         Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the net proceeds from the sale of Securities offered by the Company will be available for the general corporate purposes of the Company. These general corporate purposes may include, without limitation, repayment of maturing obligations, redemption of outstanding indebtedness, financing future acquisitions (including, but not limited to, acquisitions of ARM securities and other mortgage related products), capital expenditures and working capital. Pending any such uses, the Company may invest the net proceeds from the sale of any Securities or may use them to reduce short-term indebtedness. If the Company intends to use the net proceeds from a sale of Securities to finance a significant acquisition, the related Prospectus Supplements will describe the material terms of such acquisition.

                            DESCRIPTION OF SECURITIES

         The following is a brief description of the material terms of the Company's capital stock. This description does not purport to be complete and is subject in all respects to applicable Maryland law and to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which are on file with the Commission as described under "Available Information" and are incorporated by reference herein.

GENERAL

         The Company may offer under this Prospectus one or more of the following categories of its Securities: (i) shares of its Common Stock, par value $0.01 per share; (ii) shares of its Preferred Stock, in one or more series, (iii) Common Stock Warrants; (iv) Preferred Stock Warrants, (v) Shareholder Rights, and (vi) any combination of the foregoing, either individually or as units consisting of one or more of the types of Securities described in clauses (i) through (vi). The terms of any specific offering of Securities, including the terms of any units offered, will be set forth in a Prospectus Supplement relating to such offering.

         The Company's authorized equity capitalization consists of 50 million shares which may be comprised of Common Stock and Preferred Stock. The Common Stock is listed on the New York Stock Exchange and the Company intends to list any additional shares of its Common Stock which are issued and sold hereunder. The Company may list any series of its Preferred Stock which are offered and sold hereunder, as described in the Prospectus Supplement relating to such series of Preferred Stock.

COMMON STOCK

         As of May 6, 1997, there were 16,435,079 outstanding shares of Common Stock held by approximately 1,260 holders of record. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. In the event any Preferred Stock is issued, dividends on any outstanding shares of Preferred Stock may be required to be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any Preferred Stock then outstanding.

         Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any series of Preferred Stock that may be outstanding from time to time. The Company's Articles of Incorporation and Bylaws contain no restrictions on the repurchase by the Company of shares of the Common Stock. All the outstanding shares of Common Stock are, and additional shares of Common Stock will be, validly issued, fully paid and nonassessable.

         Holders of Common Stock are eligible to participate in the Company's dividend reinvestment and stock purchase plan (the "DRP") which provides shareholders of the Company with a convenient and cost-effective method of increasing their investment in shares of the Company's Common Stock. A participant in the DRP may purchase additional shares of Common Stock by reinvesting some or all cash dividends paid on the Common Stock and by making optional cash purchases which are subject to a minimum purchase limit of $50 and a maximum purchase limit of $15,000 for each dividend payment date. The price to be paid for each share of Common Stock purchased directly from the Company under the DRP will be a price equal to the market price of the Common Stock less a 3% discount. The price of the shares of Common Stock purchased on the open market will be the average price of all shares of Common Stock purchased for all Participant's in the DRP without any discount. The same purchase price will apply to the reinvestment of cash dividends and to any optional cash purchases.

PREFERRED STOCK

         As of May 6, 1997, there were 2,760,000 outstanding shares of Preferred Stock held by approximately 160 holders of record. The Board of Directors is authorized to designate with respect to each series of Preferred Stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any. As of the date hereof, there were no shares of Preferred Stock issued and outstanding.

         Any Preferred Stock issued will rank prior to the Common Stock as to dividends and as to distributions in the event or liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock. The Preferred Stock will, when issued, be fully paid and nonassessable.

SECURITIES WARRANTS

         General. The Company may issue Securities Warrants for the purchase of Common Stock or Preferred Stock. Such warrants are referred to herein as Common Stock Warrants and Preferred Stock Warrants, as appropriate. Securities Warrants may be issued independently or together with any other Securities covered by the Registration Statement offered by this Prospectus and any accompanying Prospectus Supplement and may be attached to or separate from such other Securities. Each issuance of Securities Warrants will be issued under a separate agreement ("Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as agent ("Securities Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. Each issue of Securities Warrants will be evidenced by warrant certificates (the "Securities Warrant Certificates"). The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of Securities Warrants.

         If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, and in the case of Securities Warrants for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of the Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Security; (iv) the date on and after which such Securities Warrants and the related Securities will be transferable separately; (v) the number of shares of Preferred Stock or shares of Common Stock purchasable upon exercise of each such Securities Warrant and the price at which such number of shares of Preferred Stock of such series or shares of Common Stock may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date on which such right shall expire, (vii) certain federal income tax consequences; and (viii) any other material terms of such Securities Warrants.

         Securities Warrant Certificates may be exchanged for new Securities Warrant Certificates of different denominations, may (if in registered form) be presented for registration or transfer, and may be exercised at the corporate trust office of the appropriate Securities Warrant Agent or other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrants to purchase Preferred Stock or Common Stock, holders of such Preferred Stock Warrants or Common Stock Warrants will not have any rights of holders of the respective Preferred Stock or Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Preferred Stock or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

         No Rights as Shareholders. Holders of Securities Warrants will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as shareholders of the Company.

SHAREHOLDER RIGHTS

         General. The Company may issue, as a dividend at no cost, Shareholder Rights to holders of record of the Company's Securities or any class thereof on the applicable record date. If Shareholder Rights are so issued to existing holders of Securities each Shareholder Right will entitle the registered holder thereof to purchase the Securities pursuant to the terms set forth in the applicable Prospectus Supplement.

         If Shareholder Rights are issued, the applicable Prospectus Supplement will describe the terms of such Shareholder Rights including the following where applicable: (i) record date; (ii) the subscription price; (iii) Subscription Agent, (iv) the aggregate number of shares of Preferred Stock or shares of Common Stock purchasable upon exercise of such Shareholder Rights and in the case of Shareholder Rights for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Shareholder Rights; (v) the date on and after which such Shareholder Rights and the related Securities will be transferable separately; (vi) the date on which the right to exercise such Shareholder Rights shall commence and the expiration date on which such right shall expire; (vii) certain federal income tax consequences; and (viii) any other material terms of such Shareholder Rights.

         In addition to the terms of the Shareholder Rights and the Securities issuable upon exercise thereof, the Prospectus Supplement will describe, for a holder of such Shareholder Rights who validly exercises all Shareholder Rights issued to such holder, how to subscribe for unsubscribed Securities (issuable pursuant to unexercised Shareholder Rights issued to other holders) to the extent such Shareholder Rights have not been exercised.

         No Rights as Shareholders. Holders of Shareholder Rights will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as shareholders of the Company.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and the registrar for the Company's Common Stock and Preferred Stock is State Street Bank & Trust Company, 2 Heritage Drive, North Quincy, Massachusetts, 02171. Effective June 2, 1997, the new transfer agent and registrar for the Company's Common Stock and Preferred Stock will be Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                REPURCHASE OF SHARES AND RESTRICTIONS ON TRANSFER

         Two of the requirements for qualification for the tax benefits accorded a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), are that (i) during the last half of each taxable year not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals and (ii) there must be at least 100 shareholders for at least 335 days in each taxable year. Those requirements apply for all taxable years after the year in which a REIT elects REIT status.

         The Articles of Incorporation generally prohibits, subject to the settlement rules of the NYSE, any person or group of persons from acquiring or holding, directly or indirectly, ownership of a number of shares of capital stock in excess of 9.8% of the outstanding shares. Shares of capital stock owned by a person or group of persons in excess of such amounts are referred to as "Excess Shares." For this purpose the term "ownership" is defined in accordance with the Code, the constructive ownership provisions of Section 544 of the Code and Rule 13d-3 promulgated under the Exchange Act, and the term "group" is defined to have the same meaning as that term has for purposes of Section 13(d)(3) of the Exchange Act. Accordingly, shares of stock owned or deemed to be owned by a person who individually owns less than 9.8% of the shares outstanding may nevertheless be Excess Shares.

         For purposes of determining whether a person holds Excess Shares, a person or group will be treated as owning not only shares of capital stock actually or beneficially owned, but also any shares of capital stock attributed to such person or group under constructive ownership provisions contained in
Section 544 of the Code.

         The Articles of Incorporation provide that in the event any person acquires Excess Shares, each Excess Share may be redeemed at any time by the Company at the closing price of a share of stock of such class on the NYSE on the last business day prior to the redemption date. From and after the date fixed for redemption of Excess Shares, such shares shall cease to be entitled to any distribution and other benefits, except only the right to payment of the redemption price for such shares.

         Under the Articles of Incorporation any acquisition of shares that would result in failure to qualify as a REIT under the Code is void to the fullest extent permitted by law, and, subject to the settlement requirements of the NYSE, the Board of Directors is authorized to refuse to transfer shares to a person if, as a result of the transfer, that person would own Excess Shares. Prior to any transfer or transaction which, if consummated, would cause a shareholder to own Excess Shares, and in any event upon demand by the Board of Directors, a shareholder is required to file with the Company an affidavit setting forth, as to that shareholder, the information required to be reported in returns filed by shareholders under Treasury Regulation Section 1.857-9 and in reports filed under Section 13(d) of the Exchange Act. Additionally, each proposed transferee of shares of capital stock, upon demand of the Board of Directors, also may be required to file a statement or affidavit with the Company setting forth the number of shares already owned by the transferee and any related person.

                              PLAN OF DISTRIBUTION

         The Company may sell Securities to or through one or more underwriters or dealers for public offering and sale, to one or more investors directly or through agents, to existing holders of its Common Stock directly through the issuance of Shareholders Rights as a dividend, or through any combination of these methods of sale. Any such underwriters or agents involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

         The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company may also sell shares of its Common Stock from time to time through one or more agents in ordinary brokers' transaction on the NYSE. Such sales may be effected during a series of one or more pricing periods at prices related to the prevailing market prices reported on the NYSE, as shall be set forth in the applicable Prospectus Supplement.

         In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Company and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

         Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will also be listed on the NYSE, subject to official notice of issuance. The Company may elect to list any series of Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

         Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for the Company in the ordinary course of business.

         If so indicated in the applicable Prospectus Supplement, the Company may authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at regular intervals over a fixed period of time pursuant to negotiated subscription commitments. Institutions with which such subscription commitments may be made to include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such subscription commitments will be subject to certain conditions, including that the purchase of the Securities shall not be prohibited under the laws of the jurisdiction to which such purchaser is subject, as well as to the specific terms and conditions negotiated that will be set forth in the applicable Prospectus Supplement. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such subscription commitments.

         In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Subject to the applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities offered hereby may not be able to simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                        FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

         The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. This treatment eliminates most of the "double taxation" (at the corporate level and then again at the shareholder level when the income is distributed) that typically results from investment in corporations. To qualify for tax treatment as a REIT under the Code, the Company must meet certain tests. The Company elected to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 1993. That election continues in effect until revoked or terminated.

         Based on existing law and certain representations made to Counsel by the Company, Counsel is of the opinion that the Company operated in a manner consistent with its qualifying as a REIT under the Code since the beginning of its 1993 taxable year through March 31, 1997, the date of the Company's last unaudited balance sheet and income statement made available to Counsel, and the organization and contemplated method of operation of the Company are such as to enable it to continue to so qualify throughout the balance of 1997 and in subsequent years. However, whether the Company will in fact so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and certain administrative matters, the results of which may not be reviewed by Counsel. Moreover, certain aspects of the Company's method of operations have not been considered by the courts or the Service. There can be no assurance that the courts or the Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, Counsel is unable to opine whether in the future the Company will actually operate in a manner that will enable it to qualify as a REIT under the Code.

TAXATION OF THE COMPANY

         In any year in which the Company qualifies as a REIT, it generally will not be subject to federal income tax on that portion of its taxable income or net capital gain which is distributed to its shareholders. The Company will, however, be subject to tax at normal corporate rates upon any net income or net capital gain not distributed. The Company intends to distribute substantially all of its taxable income to its shareholders on a pro rata basis in each year.

TAXATION OF THE HOLDERS OF THE COMPANY'S SECURITIES

         General. Payments to holders of the Company's bonds or debentures will be taxable interest income to the extent properly designated as interest or original issue discount. The Company will report such income to individual holders of bonds or debentures by January of the following year. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions which constitute ordinary income, return of capital and capital gain. Dividends and distributions declared in the last quarter of any year payable to shareholders of record on a specified date in such month will be deemed to have been received by the shareholders and paid by the Company on December 31 of the record year, provided that such dividends are paid before February 1 of the following year. Distributions of the Company will not be eligible for the dividends received deduction for corporations. Shareholders may not deduct any net operating losses or capital losses of the Company.

         Taxation of Tax-Exempt Entities. The Company does not expect to incur excess inclusion income and therefore does not prohibit Tax-Exempt Entities or "disqualified organizations" from investing in its Securities. In general, a Tax-Exempt Entity that is a holder of the Company's Securities will not be subject to tax on distributions.

         Taxation of Shareholder Rights. If the Company makes a distribution of Shareholder Rights, in general a Shareholder's basis in the Rights received in such distribution will be zero. If the fair market value of the Rights on the date of issuance is 15% or more of the value of the Common Stock or if the Shareholder so elects regardless of the value of the Rights, the Shareholder will make an allocation between the relative fair market values of the Rights and the Common Stock on the date of issuance of the Rights. On exercise of the Rights, the Shareholder will generally not recognize gain or loss. The Shareholder's basis in the Shares received from the exercise of the Rights will be the amount paid for the Shares plus the basis, if any, of the Rights exercised.

         Foreign Investors. In general, foreign investors will be subject to special withholding tax requirements on income and capital gains distributions attributable to their ownership of the Company's Securities subject to reduction pursuant to an applicable income tax treaty.

         Dividend Reinvestment Plan. For income tax purposes, shareholders participating in the DRP will be deemed to have received the full amount of any cash distributions that the Company would have paid to them had they not elected to participate in the DRP. Shares of Common Stock received under the program will have a holding period beginning with the day after purchase through the DRP and a tax basis equal to the gross amount of the distribution.

                                 ERISA INVESTORS

         Because the Common Stock will qualify as a "publicly offered security", employee benefit plans and Individual Retirement Accounts may purchase shares of Common Stock and treat such shares, and not the Company's assets, as plan assets. Fiduciaries of ERISA plans should consider (i) whether an investment in the Common Stock satisfies ERISA diversification requirements, (ii) whether the investment is in accordance with the plans' governing instruments, and (iii) whether the investment is prudent.

                                  LEGAL MATTERS

         Jeffers, Wilson, Shaff & Falk, LLP, as counsel to the Company, has rendered an opinion to the Company to the effect that the shares of Capital Stock offered hereby have been legally issued, and are fully-paid and nonassessable. Certain tax matters discussed under "Federal Income Tax Consequences" and "ERISA Investors" have also been included herein in reliance on the opinion of Jeffers, Wilson, Shaff & Falk, LLP. Michael B. Jeffers, Esq., Secretary of the Company, is a member of that firm and owns 1% of the shares of the Manager.

                                     EXPERTS

         The financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference in this Prospectus or elsewhere in the Registration Statement of which this Prospectus is a part, to the extent and for the periods indicated in the reports, have been audited by McGladrey & Pullen, LLP, independent certified public accountants, and are included herein in reliance on their report upon their authority as experts in auditing and accounting.

=========================================================
  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR EITHER OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                           PAGE
                                           ----
Prospectus Summary.......................  S- 3
Risk Factors.............................  S-12
Price Range of Common Stock and
  Dividends..............................  S-14
Capitalization...........................  S-15
Selected Financial Data..................  S-16
Federal Income Tax Considerations........  S-17
Underwriting.............................  S-19
Legal Matters............................  S-20
Experts..................................  S-20
PROSPECTUS
Available Information....................     2
Incorporation of Certain Documents by
  Reference..............................     3
The Company..............................     4
Use of Proceeds..........................     6
Description of Securities................     6
Repurchase of Shares and Restrictions on
  Transfer...............................     9
Plan of Distribution.....................     9
Federal Income Tax Considerations........    10
ERISA Investors..........................    12
Legal Matters............................    12
Experts..................................    12

=========================================================
=========================================================
                                2,000,000 SHARES

                                [THORNBURG LOGO]

                               THORNBURG MORTGAGE
                               ASSET CORPORATION
                                  COMMON STOCK
                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                            PAINEWEBBER INCORPORATED

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                            ------------------------

                                 JULY   , 1997
=========================================================